Mail Stop 4561

November 29, 2007

By U.S. Mail and facsimile to (972)577-6424

Peter Altabef, Chief Executive Officer
Perot Systems Corporation
2300 Plano Parkway
Plano, TX 75075

      Re: **Perot Systems Corporation**
                Definitive 14A
                Filed April 5, 2007
                File No. 001-14773

Dear Mr. Altabef:

We have reviewed your response letter dated October 5, 2007 and have the following comments. Please respond to our comment by December 13, 2007 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. Refer to comment 7 of our letter dated August 21, 2007. Please provide a more detailed analysis justifying the omission of disclosure relating to the company's performance targets. The criterion for applying the (b)(4) exemption is a reasonable showing that disclosure would cause substantial competitive harm. Such a showing is not satisfied by general statements that some harm will occur, such as those made in the second and third paragraphs of page 9 of your response. To the extent you do not believe that disclosure of the performance objectives is material information necessary to an investor's understanding of the compensation arrangements, as you indicate on page 9 of your response, please provide a more detailed analysis that sets forth the basis for this conclusion.

Please contact me at (202) 551-3397 with any questions.

Sincerely,

Jay E. Ingram
Attorney Advisor